 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

YogaWorks, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

986005106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 986005106

1	NAME OF REPORTING PERSON

Cowen and Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

935,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

BD

2

CUSIP NO. 986005106

1	NAME OF REPORTING PERSON

Cowen Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

935,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

HC

3

CUSIP NO. 986005106

1	NAME OF REPORTING PERSON

RCG LV Pearl, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

935,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

HC

4

CUSIP NO. 986005106

1	NAME OF REPORTING PERSON

Cowen Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

935,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

HC

5

CUSIP NO. 986005106

1	NAME OF REPORTING PERSON

Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		935,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

935,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 986005106

Item 1(a).	Name of Issuer:

YogaWorks, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5780 Uplander Way, Culver City, CA 90230

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Cowen and Company, LLC (“Cowen and Company”), Cowen Holdings, Inc. (“Cowen Holdings”), RCG LV Pearl, LLC (“RCG”), Cowen Inc. (“Cowen”) and Jeffrey M. Solomon with respect to shares of Common Stock, $0.001 par value (the “Shares”), of the Issuer directly owned by Cowen and Company. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Cowen Holdings is the sole member of Cowen and Company. RCG is the sole shareholder of Cowen Holdings. Cowen is the sole member of RCG. Mr. Solomon is the Chief Executive Officer of Cowen. By virtue of these relationships, each of Cowen Holdings, RCG, Cowen and Mr. Solomon may be deemed to beneficially own the Shares directly owned by Cowen and Company.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 599 Lexington Avenue, New York, NY 10022.

Item 2(c).	Citizenship:

Each of Cowen and Company, Cowen Holdings, RCG and Cowen is organized under the laws of the State of Delaware. Mr. Solomon is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

986005106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/X/	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO. 986005106

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/X/	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership of Shares reported in this Item 4 is as of the close of business on December 31, 2017. The aggregate percentage of Shares reported owned in this Item 4 is based upon 16,418,318 Shares outstanding, which is the total number of Shares outstanding as of November 14, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Cowen and Company

(a)	Amount beneficially owned:

935,000 Shares

(b)	Percent of class:

5.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

935,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

8

CUSIP NO. 986005106

(iv)	Shared power to dispose or to direct the disposition of

935,000 Shares

Cowen Holdings

(a)	Amount beneficially owned:

935,000 Shares

(b)	Percent of class:

5.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

935,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

935,000 Shares

RCG
(a)	Amount beneficially owned:

935,000 Shares

(b)	Percent of class:

5.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

935,000 Shares

9

CUSIP NO. 986005106

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

935,000 Shares

Cowen
(a)	Amount beneficially owned:

935,000 Shares

(b)	Percent of class:

5.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

935,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

935,000 Shares

Mr. Solomon

(a)	Amount beneficially owned:

935,000 Shares

(b)	Percent of class:

5.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

10

CUSIP NO. 986005106

(ii)	Shared power to vote or to direct the vote

935,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

935,000 Shares

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2(a)

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 986005106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018
Cowen and Company, LLC

	By:	Cowen Holdings, Inc., its sole member

	By:	RCG LV Pearl LLC, its sole shareholder

	By:	Cowen Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

Cowen Holdings, Inc.

By:	RCG LV Pearl LLC, its sole shareholder

By:	Cowen Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon

12